

Mail Stop 7010

April 13, 2009

via U.S. mail and facsimile

H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

      RE: **URS Corporation**
             Form 10-K for the Fiscal Year Ended January 2, 2009
             Filed March 3, 2009
             File No. 1-7567

Dear Mr. Hicks:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

Book of Business, page 12

1. In future filings, please revise your disclosure to clarify the period over which you expect to realize backlog. In this regard, we note the value of your book of business is a predictor of future revenues and equity in income of unconsolidated joint ventures. Refer to Item 101(C)(1)(viii) of Regulation S-K for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 41

2. We note in your letter dated September 24, 2008, in response to comment 5 you stated, "…we intend to include in the MD&A section of future annual filings information regarding the proportion of at-risk versus agency relationships." However, it does not appear that you have provided this additional disclosure in your fiscal year 2008 Form 10-K. Please confirm that you will provide this disclosure in your next periodic report and thereafter.

3. We note that you have provided a comprehensive discussion and analysis of your revenues on a consolidated basis and at the reportable segment level for each period presented. In future filings, please provide a more comprehensive analysis of operating income or the expenses/costs comprising operating income at the consolidated level and the reportable segment level. Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 55

Operating Activities, page 56

4. We note net accounts receivable is 79.6% of total current assets and 30.0% of total assets as of January 2, 2009. As net accounts receivable is a significant part of current assets and could significantly impact your liquidity, please provide a comprehensive analysis of the components of net accounts receivable in future filings. For accounts receivable, please disclose days sales outstanding for your accounts receivables for each period presented along with a discussion of any material increase or decrease in the number of days. If this is not the analytical measure you use to assess the realizability of accounts receivable, please disclose the analytical measure you use and provide a discussion of the material factors impacting accounts receivable for each period presented. In this regard, we note your disclosure on page 25 that the State of California has delayed making payments to you due to budget constraints. Disclosure of the amount owed by the State of California should be made in addition to the impact this delay has had and is having on your liquidity. For costs and accrued earnings in excess of billings on contracts (CIEB), please disclose the amount that has been subsequently billed to customers. If a material portion of CIEB was not subsequently billed, please provide an explanation as to why. Please also disclose the amount of CIEB related to claims and unapproved change orders. If a material amount of CIEB relates to claims and unapproved change orders, please provide a detailed explanation of each by contract and explain why you believe these amounts are collectible. Please ensure your discussion and

analysis of CIEB quantifies each component. Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

5. In future filings, when you disclose your expectations for subsequent material cash payments, please quantify the expected payment amount. For example in the fiscal year 2008 Form 10-K, you should have quantified the expected payment for bonuses and retirement plan contributions to be made in the first quarter of fiscal year 2009 and the amount of capital expenditures you anticipate making during fiscal year 2009.

2007 Credit Facility, page 60

6. We note your disclosure that you are subject to two financial covenants for your 2007 Credit Facility. Based on the significance of your debt to your balance sheet and your cash flows, please disclose in future filings the maximum consolidated leverage ratio and the minimum interest coverage ratio you are required to meet along with your actual ratios as of the most recent balance sheet date. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Refer to Section501.13.c. of the Financial Reporting Codification for guidance. Please also clarify in future filings that the $458.3 million available on your revolving credit facility as of December 31, 2008, is without violating any of your debt covenants.

Income Taxes, page 62

7. In future filings, please provide a more comprehensive analysis of how you determined it is more likely than not that you will realize your foreign NOL carryovers. Specifically, please disclose when the foreign NOL carryovers expire, if at all. Please also disclose the amount of foreign income before income taxes you need to generate to realize your foreign NOL carryovers. Depending on materiality of your foreign NOL carryovers, please provide the disclosure by foreign jurisdiction, including the amount of income before income taxes recognized for each period presented by foreign jurisdiction. This additional disclosure will provide investors with a better understanding of your assessment of the realizability of your foreign NOL carryovers.

Critical Accounting Policies and Estimates, page 64

Goodwill, page 67

8. We note your disclosure that two of your reporting units with $704 million of goodwill have fair values that exceed the carrying values by 6%. We further note your statement that it is reasonably possible that changes in your assumptions could

cause these or other of your reporting units to become impaired, which could result in a material adverse effect on your consolidated financial statements. In future filings, please revise your disclosures to provide the following additional information, at a minimum:

- Disclose how you identified your reporting units and how goodwill has been allocated to the reporting units. Refer to paragraphs 30-31 and 34-35 of SFAS 142 for guidance.
- For the two reporting units discussed in your current disclosure, please include the following additional information:
  o Identify the two reporting units along with the reportable segments the reporting units are included. This disclosure will allow investors to link your discussion and analysis for your results of operations to your assessment of the fair value of these reporting units and the potential need to recognize an impairment charge for goodwill.
  o Disclose the key assumptions used in the discounted cash flow for each reporting unit for each period presented. Examples of key assumptions for the discounted cash flow method include the discount rate, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum. Include a discussion for any material changes in assumptions between periods.
  o Provide a sensitivity analysis as to how reasonably likely changes in the key assumptions might affect the outcome of the goodwill impairment test. Specifically, disclose the reasonably likely key assumptions for each reporting unit; how those assumptions would have impacted the result of the impairment test (i.e., if an impairment charge would have been recognized and an estimate of the amount); and the factors that could result in you using the reasonably likely assumptions in the future.
- If there are any other reporting units with reasonably likely assumptions that would cause a material impairment charge, please provide the above requested disclosure for each reporting unit.

Please provide us with the disclosures you intend to include in future filings to address this comment. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

9. Please explain how you considered the projected declines in revenue in your power and industrial and commercial market sectors and the general adverse change in the business climate in assessing your need to test goodwill for impairment subsequent to your annual testing last October. Specifically address the reporting units with fair values in excess of carrying values of approximately 6%. Refer to paragraph 28 of SFAS 142.

Pension Plans and Post-retirement Benefits, page 69

10. In future filings, please provide a sensitivity analysis of the key assumptions used to estimate your benefit obligation and your net periodic pension costs for your domestic plan, at a minimum. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Consolidated Statements of Operations and Comprehensive Income, page 75

11. In future filings, please disclose the amount of dividends and distributions received from your unconsolidated joint ventures either on the face of your consolidated statements of operations and comprehensive income or within your footnotes. Refer to Rule 5-03(b)(13) of Regulation S-X for guidance.

Note 1. Accounting Policies, page 79

Revenue Recognition, page 79

Change Orders and Claims, page 80

12. In future filings, please disclose the amount of revenue attributable to claims and unapproved change orders recognized for each period presented. If the amounts are immaterial, please disclose as such. Refer to paragraph 65 of SOP 81-1 for guidance.

Costs and Accrued Earnings in Excess of Billings on Contracts, page 83

13. In future filings, provide all the disclosures related to receivables due under long-term contracts required by Rule 5-02.3(c) of Regulation S-X. In addition, please disclose the components of accounts receivable and costs and accrued earnings in excess of billings on contracts between government and commercial customers. Refer to Section 206 of the Codification of Financial Reporting Policies and Chapter 3 of the AICPA Audit and Accounting Guide for Audits of Federal Government Contractors for additional guidance.

Billings in Excess of Costs and Accrued Earnings on Contracts, page 83

14. In future filings, please include the table summarizing the components of billings in excess of costs and accrued earnings on contracts. Please provide us with the table that you intended to include in your fiscal year 2008 Form 10-K, as references in your policy footnote.

Note 3. Investments In and Advances To Joint Ventures, page 94

Unconsolidated Joint Ventures, page 96

15. In future filings, please include net income in your disclosure of the summarized data for your unconsolidated joint ventures. Refer to Rule 4-08(g)(2) of Regulation S-X and Rule 1-02(bb) of Regulation S-X for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief